SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.#    )

SWITCH & DATA FACILITIES COMPANY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0871043105

(CUSIP Number)

Clayton Mynard, General Counsel

c/o Switch & Data Facilities Company, Inc.

1715 North Westshore Boulevard, Suite 650

Tampa, Florida 33607

(813) 207-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0871043105	Page 2 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Charles Browning
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 106,437
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 106,437
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 3 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Kathleen Earley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,056
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 4 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) George Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 6,822,035
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 6,822,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,631
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 5 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) William Luby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 5,441,612
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 5,441,612
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,456,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 6 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Ali Marashi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 63,166
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 63,166
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,166
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 7 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Arthur Matin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 72,056
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 8 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Clayton Mynard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,438
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,438
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,438
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 9 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Keith Olsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 722,628
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 722,628
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 722,628
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 10 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) George Pollock, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,363
	8	SHARED VOTING POWER 600
	9	SOLE DISPOSITIVE POWER 210,363
	10	SHARED DISPOSITIVE POWER 600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,963
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 11 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) William Roach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 292,992
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 292,992
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 292,992
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 12 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Ernest Sampera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 162,251
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 162,251
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,251
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 13 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) G. Michael Sievert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 14 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Michael Sileck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 15 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) M. Alex White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0871043105	Page 16 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) CapStreet II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,821,621
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,821,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,621
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0871043105	Page 17 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) CapStreet GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,821,621
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,821,621
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,821,621
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0871043105	Page 18 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) The CapStreet Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,822,035
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,822,035
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,822,035
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 0871043105	Page 19 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) CEA Capital Partners USA, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,646,745
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,646,745
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,646,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 0871043105	Page 20 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) CEA Capital Partners USA CI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 508,008
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 508,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,008
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON LP

CUSIP No. 0871043105	Page 21 of 30 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Seaport Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,218,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,218,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON PN

Page 22 of 30 Pages

Item 1.	Security and Issuer.

George Kelly and the CapStreet Entities (as defined below) hereby amend the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2008 and amended on February 9, 2009.

In addition, the Seaport Entities (as defined below) hereby amend the Schedule 13G originally filed with the SEC on February 9, 2008 and amended on January 15, 2009.

This Statement on Schedule 13D relates to the common stock, $0.0001 par value per share, of Switch & Data Facilities Company, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1715 North Westshore Boulevard, Suite 650, Tampa, Florida 33607.

Item 2.	Identity and Background.

(a)-(c) This Statement on Schedule 13D is being filed by (i) Charles Browning, Kathleen Earley, George Kelly, William Luby, Ali Marashi, Arthur Matin, Clayton Mynard, Keith Olsen, George Pollock, Jr., William Roach, Ernest Sampera, G. Michael Sievert, Michael Sileck, and M. Alex White (collectively, the “Switch Individuals”); (ii) CapStreet II, L.P., CapStreet GP II, L.P. and The CapStreet Group, LLC (the “CapStreet Entities”); and (iii) CEA Capital Partners USA, L.P., CEA Capital Partners USA CI, L.P. and Seaport Capital Partners II, L.P. (collectively, the “Seaport Entities” and together with the Switch Individuals and the CapStreet Entities, the “Reporting Persons”).

The name, business address and present principal occupation or employment of each of the Switch Individuals, and the name, principal place of business and address of each of the Seaport Entities and the CapStreet Entities are set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, none of the persons named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Switch Individuals is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement to Equinix, Inc. (“Equinix”) to enter into the Merger Agreement (as defined in Item 4 below), the Reporting Persons entered into the Voting Agreement (as defined in Item 4 below). No additional consideration was paid by or to Equinix or the Reporting Persons in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this statement on Schedule 13D.

Item 4.	Purpose of the Transaction.

On October 21, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Equinix and Sundance Acquisition Corporation, a wholly-owned subsidiary of Equinix (“Merger Sub”). As an inducement to Equinix to enter into the Merger Agreement, the Reporting Persons entered into a Voting Agreement with Equinix dated October 21, 2009 (the “Voting Agreement”). The purpose of the Voting Agreement is to facilitate the consummation of the Merger.

Merger Agreement

Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of Equinix (the “Merger”).

Page 23 of 30 Pages

Subject to the terms and conditions of the Merger Agreement, at the effective time of and as a result of the Merger, each of the outstanding shares of the Issuer’s common stock (other than dissenting shares and shares held by the Issuer as treasury stock or owned by Equinix) will be converted into merger consideration that will consist of 0.19409 shares of Equinix’s common stock, $19.06 in cash or a combination of shares of Equinix’s common stock and cash. The Merger Agreement provides that the Issuer’s stockholders will have the opportunity to elect whether they would prefer to receive 0.19409 shares of Equinix’s common stock or $19.06 in cash for each share of the Issuer’s common stock that they hold. The Merger Agreement further provides that the overall consideration to be paid by Equinix in the Merger will consist 80% of Equinix common stock and 20% of cash. Accordingly, in the event that holders of more than 80% of the Issuer’s common stock elect to receive Equinix common stock or holders of more than 20% of the Issuer’s common stock elect to receive cash, the Merger Agreement provides that the merger consideration will be pro-rated to achieve these proportions. At the effective time of and as a result of the Merger, each of the Issuer’s outstanding shares of common stock will be canceled and extinguished.

The Merger Agreement contains provisions designed to cause the Merger to qualify as a tax-free exchange to the Issuer’s stockholders with respect to the stock portion of the merger consideration. To the extent necessary to achieve this treatment, the merger consideration may be adjusted such that a portion of the merger consideration otherwise payable to the Issuer’s stockholders in cash is instead paid in Equinix common stock.

The Merger Agreement provides that options to acquire the Issuer’s common stock and the Issuer’s restricted stock units outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into economically equivalent options to acquire shares of Equinix common stock or Equinix restricted stock units, respectively.

Consummation of the Merger is subject to customary closing conditions, including, among others, (i) approval of the Merger and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of the Issuer’s common stock; (ii) expiration or termination of the applicable Hart-Scott-Rodino waiting period and certain other regulatory approvals; (iii) the effectiveness of an Equinix registration statement covering the Equinix shares to be issued to the Issuer’s stockholders; (iv) the delivery of customary opinions from counsel to Equinix and the Issuer that the Merger will qualify as a tax-free reorganization for federal income tax purposes; (v) subject to certain exceptions, the accuracy of representations of Equinix and the Issuer; (vi) the absence of a material adverse effect on Equinix or the Issuer; (vii) not greater than 10% of the outstanding shares of the Issuer’s common stock having exercised dissenter’s rights; (viii) the receipt of certain contractual consents and agreements from third parties; and (ix) other customary conditions, including the absence of any law, regulation or government order prohibiting the Merger.

Equinix and the Issuer have made customary representations, warranties and covenants in the Merger Agreement.

The Merger Agreement contains certain termination rights for both Equinix and the Issuer and provides that upon termination of the Merger Agreement under specified circumstances the Issuer may be required to pay Equinix a termination fee equal to $26,757,615.

The boards of directors of Equinix and the Issuer have unanimously approved the Merger Agreement.

Voting Agreement

Concurrently with the execution of the Merger Agreement, each of the Reporting Persons entered into the Voting Agreement. Pursuant to the Voting Agreement, the Reporting Persons have agreed in their individual capacities to vote shares representing 35% of the Issuer’s outstanding shares in favor of the Merger. The Voting Agreement restricts transfers of shares by the Reporting Persons.

Other Information

If the Merger is successfully completed, the surviving corporation will be a wholly-owned subsidiary of Equinix and the Issuer’s common stock will be delisted from NASDAQ. The Issuer’s common stock will no longer be traded or quoted and the Issuer will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

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In addition, the Issuer’s certificate of incorporation and bylaws will be the surviving corporation’s certificate of incorporation and bylaws until amended in accordance with applicable law. Until successors are duly elected or appointed and qualified in accordance with applicable law, (i) Merger Sub’s directors shall be the surviving corporation’s directors and (ii) the Issuer’s officers shall be the surviving corporation’s officers.

As a result of the execution of the Voting Agreement, the Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer’s common stock covered by this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

None of the Reporting Persons have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

If, however, the proposed transactions do not occur for any reason, the Reporting Persons intend to review continuously the Issuer’s business affairs, general industry and economic conditions and capital needs. Based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership, if any, of the Issuer’s common stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreement are filed as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

As of October 19, 2009, the Issuer had 34,580,077 shares of common stock outstanding, Pursuant to the Voting Agreement, the Reporting Persons may be deemed to, collectively, have beneficial ownership of 14,108,230 shares (or 39.6% of the total number of outstanding shares of common stock).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer’s common stock covered by this Schedule 13D for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(a) Interests:

Reporting Persons	Shares Beneficially Owned	Percentage of Outstanding Shares
Keith Olsen(1)	722,628	2.1%
William Luby(2)(3)	5,456,612	15.7%
George Pollock, Jr.(4)	210,963	*
Ernest Sampera(5)	162,251	*
William Roach(6)	292,992	*
Charles Browning(7)	106,437	*
Ali Marashi(8)	63,166	*
Clay Mynard(9)	45,438	*
Kathleen Earley(10)	62,056	*
George Kelly(2)(11)	6,838,631	19.7%
Arthur Matin(12)	72,056	*
G. Michael Sievert(13)	16,250	*
Michael Sileck(13)	21,250	*
M. Alex White(14)	37,500	*
CapStreet II, L.P.(15)	6,821,621	19.6%

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Reporting Persons	Shares Beneficially Owned	Percentage of Outstanding Shares
CapStreet GP II, L.P.(15)	6,821,621	19.6%
The CapStreet Group, LLC(11)	6,822,035	19.6%
CEA Capital Partners USA, L.P.	1,646,745	4.8%
CEA Capital Partners USA CI, L.P.	508,008	1.5%
Seaport Capital Partners II, L.P.	3,218,627	9.3%

*	less than 1%
(1)	Includes 462,603 options that are exercisable within 60 days of October 21, 2009.
(2)	Includes 15,000 options that are exercisable within 60 days of October 21, 2009.
(3)	Includes 3,218,627 shares (9.3%) owned of record by Seaport Capital Partners II, L.P. (“Seaport Partners”), 68,232 shares (0.2%) owned of record by Seaport Investments, LLC (“Seaport Investments”), 1,646,745 shares (4.7%) owned of record by CEA Capital Partners USA, LP (“CEA”) and 508,008 shares (1.5%) owned of record by CEA Capital Partners USA CI, LP (“CEA CI”). beneficial ownership of these shares, except to the extent of their respective pecuniary interests therein.
(4)	Includes 43,451 options that are exercisable within 60 days of October 21, 2009.
(5)	Includes 147,018 options that are exercisable within 60 days of October 21, 2009.
(6)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(7)	Includes 30,937 options that are exercisable within 60 days of October 21, 2009.
(8)	Includes 45,833 options that are exercisable within 60 days of October 21, 2009.
(9)	Includes 18,333 options that are exercisable within 60 days of October 21, 2009.
(10)	Includes 62,056 options that are exercisable within 60 days of October 21, 2009.
(11)	Includes 4,814,563 shares (13.8%) owned of record by CapStreet II, L.P. (“CapStreet II”), 589,409 shares (1.7%) owned of record by CapStreet Parallel II, L.P. (“CapStreet Parallel”), 1,417,649 shares (4.1%) owned of record by CapStreet Co-Investment II-A, L.P. (“CapStreet Co-Investment” and collectively with CapStreet Parallel, the “CapStreet Entities”) and 414 shares (less than 1%) owned of record by The CapStreet Group, LLC.
(12)	Includes 72,056 options that are exercisable within 60 days of October 21, 2009.
(13)	Includes 16,250 options that are exercisable within 60 days of October 21, 2009.
(14)	Includes 27,500 options that are exercisable within 60 days of October 21, 2009.
(15)	Includes 4,814,563 shares (13.8%) owned of record by CapStreet II, 589,409 shares (1.7%) owned of record by CapStreet Parallel and 1,417,649 shares (4.1%) owned of record by CapStreet Co-Investment.

(b) The information set forth in Items 7 through 10 of the various cover pages of this Schedule 13D are incorporated herein by reference.

(c) The only transactions in the Issuer’s common stock effected during the past 60 days includes broker sales set forth below by Charles Browning made in accordance with a Rule 10b5-1 sales plan dated September 4, 2007, as amended July 31, 2009, which is intended to comply with Rule 10b5-1.

Date	Amount	Price
10/15/2009	2,593	$15.00
10/21/2009	8,714	$15.0096

Except as described in this Schedule 13D, there have been no other transactions in the shares of the Issuer’s common stock effected by the Reporting Persons during the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4 and 5 and the agreements set forth on Exhibits 1, 2, and 3 attached hereto and incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the Issuer’s securities.

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Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated October 30, 2009, by and among the Securityholders of Switch & Data Facilities Company, Inc.

2	Agreement and Plan of Merger, dated October 21, 2009, by and among Equinix, Inc., Sundance Acquisition Corporation and Switch & Data Facilities Company, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed October 22, 2009).

3	Voting Agreement, dated October 21, 2009, by and among Equinix, Inc., and certain Securityholders of Switch & Data Facilities Company, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed October 22, 2009).

4	Powers of Attorney executed by the Reporting Persons authorizing and designating Clayton Mynard, Keith Olsen and George Pollock, Jr. and each of them to execute and file on such Reporting Persons’ behalf any and all Schedule 13Ds (including any amendments thereto) that such Reporting Persons may be required to file with the SEC as a result of such Reporting Persons’ ownership of the Issuer’s shares.

Page 27 of 30 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 30, 2009

/S/ CLAYTON MYNARD
Clayton Mynard, individually and as attorney-in-fact for each of Charles Browning, Kathleen Earley, George Kelly, William Luby, Ali Marashi, Arthur Matin, Keith Olsen, George Pollock, Jr., William Roach, Ernest Sampera, G. Michael Sievert, Michael Sileck, M. Alex White, CapStreet II, L.P., CapStreet GP II, L.P., The CapStreet Group, LLC, CEA Capital Partners USA, L.P., CEA Capital Partners USA CI, L.P. and Seaport Capital Partners II, L.P.

The Powers of Attorney executed by Charles Browning, Kathleen Earley, George Kelly, William Luby, Ali Marashi, Arthur Matin, Keith Olsen, George Pollock, Jr., William Roach, Ernest Sampera, G. Michael Sievert, Michael Sileck, M. Alex White, CapStreet II, L.P., CapStreet GP II, L.P., The CapStreet Group, LLC, CEA Capital Partners USA, L.P., CEA Capital Partners USA CI, L.P. and Seaport Capital Partners II, L.P. authorizing Clayton Mynard to sign and file this Schedule 13D as attorney-in-fact are attached hereto as Exhibit 4.

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SCHEDULE A

Set forth below is the name, business address and present principal occupation or employment of each of the Switch Individuals, and the name, principal place of business and address of each of the Seaport Entities and the CapStreet Entities.

Unless otherwise indicated below the business address of each person is c/o Switch & Data Facilities Company, Inc., 1715 North Westshore, Boulevard, Suite 650, Tampa, Florida 33607.

Directors of the Issuer

Name	Present Principal Occupation and Business Address of Such Organization
Kathleen Earley	Director of the Issuer, Vignette Corporation and Digital Realty Trust, Inc.
George Kelly	Chairperson of The CapStreet Group, LLC and his principal business address is 600 Travis Street, Suite 6110, Houston, Texas 77002.
William Luby	Managing Partner of Seaport Capital and his principal business address is 199 Water Street, 20th Floor, New York, New York 10038.
Arthur Matin	President & Chief Executive Officer of Mandalay Baseball Properties and his principal business address is 4751 Wilshire Boulevard, Los Angeles California 90010.
G. Michael Sievert	Senior Vice President and Chief Marketing Officer of Lenovo, Inc. and his principal business address is 6540 Franz Warner Parkway, Whitsett, North Carolina. 27377.
Michael Sileck	Independent consultant.
M. Alex White	Auditor for Baumann, Raymondo & Company PA and his principal business address is 405 N. Reo Street Suite 200, Tampa, FL 33609.

Executive Officers of the Issuer

Name	Present Principal Occupation
Charles Browning	Senior Vice President of Operations
Ali Marashi	Vice President of Engineering and Chief Information Officer
Clayton Mynard	Vice President, General Counsel and Secretary
Keith Olsen	Director and President & Chief Executive Officer
George Pollock, Jr.	Senior Vice President, Chief Financial Officer and Treasurer
William Roach	Senior Vice President of Sales
Ernest Sampera	Senior Vice President of Marketing and Chief Marketing Officer

CapStreet Entities and Seaport Entities

Name	State or Other Place of Organization; Principal Business; and Address of Its Principal Office
CapStreet II, L.P.	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is 600 Travis Street, Suite 6110, Houston, Texas 77002.
CapStreet GP II, L.P.	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is 600 Travis Street, Suite 6110, Houston, Texas 77002.
The CapStreet Group, LLC	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is 600 Travis Street, Suite 6110, Houston, Texas 77002.
CEA Capital Partners USA, L.P.	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is 199 Water Street, 20th Floor, New York, New York 10038.
CEA Capital Partners USA CI, L.P.	It is organized in the Cayman Islands, its principal business is investing and managing its private equity investments and its address is 199 Water Street, 20th Floor, New York, NY 10038.
Seaport Capital Partners II, L.P.	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is 199 Water Street, 20th Floor, New York, New York 10038.

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SCHEDULE B

CONTROLLING PERSONS OF THE CAPSTREET ENTITIES

The CapStreet Group, LLC is the general partner of CapStreet GP II, L.P., which is the general partner of CapStreet II, L.P. George Kelly is the chairperson of The CapStreet Group, LLC. The information listed on Schedule A for each of these persons is incorporated by reference herein.

CONTROLLING PERSONS OF THE SEAPORT ENTITIES

The general partner of Seaport Capital Partners II, L.P. is CEA Investment Partners II, LLC. CEA Investment Partners II, LLC is controlled by Seaport Associates, LLC, which is controlled by William Luby and James Collis. CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. are each controlled by CEA Investment Partners, L.P. which is controlled by CEA Capital Corp. CEA Capital Corp. is controlled by J. Patrick Michaels, Jr.

Name	State or Other Place of Organization; Principal Business; and Address of Its Principal Office
CEA Investment Partners II, LLC	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is c/o Seaport Capital, 199 Water Street, 20th Floor, New York, New York 10038.
Seaport Associates, LLC	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is c/o Seaport Capital, 199 Water Street, 20th Floor, New York, NY 10038.
CEA Investment Partners, L.P.	It is organized in Delaware, its principal business is investing and managing its private equity investments and its address is 101 East Kennedy Boulevard, Suite 3300, Tampa, Florida 33602.
CEA Capital Corp.	It is organized in Florida, its principal business is investing and managing its private equity investments and its address is 101 East Kennedy Boulevard, Suite 3300, Tampa, Florida 33602.

The information listed on Schedule A for CEA Capital Partners USA, L.P., CEA Capital Partners USA CI, L.P. and Seaport Capital Partners II, L.P. is incorporated by reference herein.

Set forth below is the name, business address and present principal occupation or employment of each of those individuals who may be deemed to be a controlling person of one or more of the Seaport Entities. Each of these individuals is a United States citizen. Also, unless otherwise indicated below the business address of each person is c/o Seaport, 199 Water Street, 20th Floor, New York, NY 10038.

Name	Present Principal Occupation and Business Address of Such Organization
James Collis	Executive Vice President of Seaport Associates, LLC and his principal business address is 199 Water Street, 20th Floor, New York, New York 10038.
William Luby	Managing Partner of Seaport Associates, LLC and his principal business address is 199 Water Street, 20th Floor, New York, New York 10038.
J. Patrick Michaels	Chairman and CEO of CEA Capital Corp. and his principal business address is 101 East Kennedy Boulevard, Suite 3300, Tampa, Florida 33602.

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EXHIBIT INDEX

1	Joint Filing Agreement, dated October 30, 2009, by and among the Securityholders of Switch & Data Facilities Company, Inc.

2	Agreement and Plan of Merger, dated October 21, 2009, by and among Equinix, Inc., Sundance Acquisition Corporation and Switch & Data Facilities Company, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed October 22, 2009).

3	Voting Agreement, dated October 21, 2009, by and among Equinix, Inc., and certain Securityholders of Switch & Data Facilities Company, Inc. (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed October 22, 2009).

4	Powers of Attorney executed by the Reporting Persons authorizing and designating Clayton Mynard, Keith Olsen and George Pollock, Jr. and each of them to execute and file on such Reporting Persons’ behalf any and all Schedule 13Ds (including any amendments thereto) that such Reporting Persons may be required to file with the SEC as a result of such Reporting Persons’ ownership of the Issuer’s shares.